CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2014 FINANCIAL RESULTS

ATHENS, GREECE - October 29, 2014 -- Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping company today released its financial results for the third quarter ended September 30, 2014.

The Partnership’s net income for the quarter ended September 30, 2014, was $11.3 million. After taking into account the preferred interest in net income attributable to the unit holders of the 14,223,737 Class B Convertible Preferred Units outstanding as of September 30, 2014, (the “Class B Units” and the “Class B Unitholders”), the result for the quarter ended September 30, 2014 was $0.09 net income per limited partnership unit, which is $0.05 higher than the $0.04 net income per unit from the previous quarter ended June 30, 2014 and $0.26 lower than the $0.35 net income per unit in the third quarter of 2013. The Partnership’s reported net income for the third quarter of 2013 included a $24.8 million gain from bargain purchase related to the purchase value of the M/V ‘Hyundai Prestige’, the M/V ‘Hyundai Privilege’ and the M/V ‘Hyundai Platinum’.

Operating surplus for the quarter ended September 30, 2014 was $29.8 million, which is $2.9 million higher than the $26.9 million from the second quarter of 2014 and $4.0 million higher than the $25.8 million of the third quarter of 2013. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $26.8 million for the quarter ended September 30, 2014. Operating surplus is a non-GAAP financial measure used by the publicly-traded partnership investment community to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Revenues for the third quarter of 2014 were $48.2 million, compared to $42.7 million in the third quarter of 2013; the increase mainly a result of the increased fleet size of the Partnership.

Total expenses for the third quarter of 2014 were $32.8 million compared to $30.7 million in the third quarter of 2013, the increase being mainly a result of the increased fleet size of the Partnership. The vessel operating expenses for the third quarter of 2014 amounted to $15.2 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $13.9 million in the third quarter of 2013. The total expenses for the third quarter of 2014 also include $14.4 million in depreciation and amortization, compared to $13.2 million in the third quarter of 2013, as a result of our increased fleet size. General and administrative expenses for the third quarter of 2014 amounted to $1.9 million compared to $2.1 million in the third quarter of 2013.

Total other expense, net for the third quarter of 2014 amounted to $4.1 million compared to $3.6 million for the third quarter of 2013. The increase was due to higher interest cost as a result of the increased indebtedness of the Partnership compared to the third quarter of 2013.

As of September 30, 2014, the Partners’ capital amounted to $886.6 million, which is $105.2 million higher than the Partners’ capital as of December 31, 2013, which amounted to $781.4 million. This increase primarily reflects:

•	the issuance of 17,250,000 common units in the quarter ended September 30, 2014, which raised gross proceeds of approximately $181.6 million,
•	the repurchase and cancellation of 5,950,610 common units from the Partnership’s sponsor, Capital Maritime & Trading Corp. (“Capital Maritime”, or the “Sponsor”),
•
the difference of $36.4 million between the average fair market value of the five vessels that the Partnership has agreed to acquire from Capital Maritime and the agreed price for these vessels, combined with

•	the payment of $75.1 million in distributions since December 31, 2013 and
•	the net income for the nine months period ended September 30, 2014.

As of September 30, 2014, the Partnership’s total debt has decreased by $4.0 million to $579.3 million, compared to total debt of $583.3 million as of December 31, 2013, as a result of the loan amortization in one of our credit facilities.

Issuance of 17,250,000 Common Units and Cancelation of 5,950,610 Common Units

The Partnership announced in September 2014 the issuance and sale of 17,250,000 common units representing limited partnership interests at a public offering price of $10.53 per unit, which included 2,250,000 common units sold as a result of the full exercise of the overallotment option granted to the underwriters of the public offering.

The net proceeds of $173.5 million from the issuance of common units have partly been used to repurchase from Capital Maritime 5,950,610 common units at an aggregate price of approximately $60.0 million, and to cancel such common units. The remaining proceeds will be used (i) to partially fund the approximately $311.5 million aggregate purchase price for three new-build Daewoo 9,160 TEU eco-flex containerships and two new-build Samsung eco medium range product tankers that the Partnership has agreed to acquire from Capital Maritime and (ii) for general partnership purposes.

Conversion of 4,048,484 Class B Preferred Units to Common Units

In September 2014, Capital Maritime converted the 4,048,484 Class B Units that it owned, into an equivalent number of common units, in an effort to better align the interest of the Sponsor with that of the Partnership’s limited partners.

Fleet Developments

The M/T Miltiadis M II (162,397 dwt, ice-class 1A Crude/Product Carrier, built 2006, Daewoo Shipbuilding & Marine Engineering Co Ltd) extended its employment to Petróleos Mexicanos (“PEMEX”), the state-owned Mexican petroleum company, through Subtec S.A. de C.V. of Mexico, under a charter expected to expire in April 2015 at a daily rate increased by $4,815.

The Partnership also announced on September 16, 2014 that it has secured time charter employment for the M/T ‘Avax’, M/T ‘Agisilaos’ and the M/T ‘Alkiviadis’:

The M/T ‘Alkiviadis’ (36,721 dwt, IMO II/III Chemical Product Tanker built 2006, Hyundai Mipo Dockyard, South Korea) was employed with CSSA S.A., a fully owned subsidiary of Total S.A., for one year (+/- 30 days) at a gross daily rate of $14,125. CSSA S.A. has the option to extend the charter for an additional year (+/- 30 days) at $15,125 gross per day. Previously the vessel was employed under a time charter to Capital Maritime at a gross rate of $14,250 per day. The new charter commenced in September 2014. This marks the opening of a new time charter relationship of CPLP with CSSA S.A. (Total S.A.).

The M/T ‘Avax’ (47,834 dwt, IMO II/III Chemical Product Tanker built 2007, Hyundai Mipo Dockyard, South Korea) is chartered to our sponsor, Capital Maritime, for one year (+/- 30 days) at a gross daily rate of $14,750. Capital Maritime has the option to extend the charter for an additional 12 months (+/- 30 days) at a gross day rate of $15,250. The charter commenced in September 2014. Previously the vessel was employed under a time charter to BP Shipping Ltd. at a gross rate of $14,700 per day.

Finally, the M/T ‘Agisilaos’ (36,760 dwt, IMO II/III Chemical Product Tanker built 2006, Hyundai Mipo Dockyard, South Korea) entered into a new charter with Capital Maritime for one year (+/- 30 days) at a gross daily rate of $14,250 including an optional year (+/- 30 days) at a gross daily rate of $14,500. The charter commenced in September 2014. Previously the vessel was employed under a time charter to Capital Maritime at a gross rate of $14,250 per day.

As a result of the above employments, the Partnership’s total weighted average remaining charter duration is 8.5 years (weighted by contracted charter hire) as of September 30, 2014.

Market Commentary

Product tanker spot earnings modestly improved in the third quarter of 2014 compared to the previous quarter, but remained overall at fairly soft levels, as lack of arbitrage opportunities in the Atlantic kept rates under pressure for most of the quarter. However the U.S. Gulf and Atlantic product tanker spot market experienced a marked improvement on the back of increased activity towards the end of the quarter and into the fourth quarter of 2014. The market’s performance in the Eastern Hemisphere was more positive throughout the quarter, as rates experienced some notable gains on the back of strong Asia naphtha demand, while the addition of new refinery capacity in Saudi Arabia has resulted in increased petroleum product exports from the Arabian Gulf.

The product tanker period market remained active during the third quarter of 2014, but rates declined due to the weaker spot market.

On the supply side, the ordering activity for medium range (MR) tankers slowed significantly year-to-date 2014, as most quality shipyards have now exhausted their capacity through 2016. Analysts expect that net fleet growth for product tankers for 2014 will be in the region of 3.9%, while overall demand for product tankers for the year is estimated to grow at 3.8%.

The Suezmax spot market improved considerably in the third quarter of 2014, as average earnings more than doubled year-on-year from 2013. Strong gains were registered in the first half of the third quarter of 2014 on the back of increased European and Chinese demand, and due to supply concerns in the Arabian Gulf. As the third quarter progressed, activity and rates gradually retreated as a result of slower Chinese crude imports and seasonally lower demand out of Europe, as European refineries approached the autumn maintenance season.

As a result of the improving spot market compared to a year ago, the Suezmax period market saw more activity and at increased rates, when compared to the same quarter last year.

On the supply side, the Suezmax orderbook is among the lowest in the industry, corresponding to 11.5% of the current fleet. Suezmax tanker demand is expected to continue growing in 2014, driven by increased crude oil shipments from the Atlantic basin to the Far East and Europe. Overall, industry analysts forecast that Suezmax vessel demand will grow by approximately 2.4% in the full year 2014, with net fleet growth projected at 0.3%.

Quarterly Common and Class B Unit Cash Distribution

On October 23, 2014, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the third quarter of 2014, in line with management’s annual distribution guidance. The third quarter common unit cash distribution will be paid on November 14, 2014, to unit holders of record on November 7, 2014.

In addition, on October 23, 2014, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the third quarter of 2014, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended (the “Partnership Agreement”). The third quarter Class B Unit cash distribution will be paid on November 10, 2014, to Class B unitholders of record on November 3, 2014.

Appointment of Chief Operating Officer (COO)

In an effort to further strengthen Operational and Commercial activities, the Board of Directors of the Partnership has unanimously approved the appointment of Jerry Kalogiratos as COO of the Partnership.

Management Commentary

Mr. Petros Christodoulou, Chief Executive and Chief Financial Officer of the Partnership:

“We are very pleased to have completed a number of important transactions for the Partnership over the course of the third quarter of 2014 which ensure its continued growth potential. Firstly, a substantial majority of our common and Class B unitholders approved an amendment to our Partnership Agreement, which reset the thresholds for the Partnership’s Incentive Distribution Rights (“IDRs”), thus enabling the Partnership to pursue a continuous growth strategy with the attending agreement to acquire, at prices below current market value, three 9,160 TEU eco-flex wide beam container vessels and two eco MR 50,000 dwt product tankers, all with period employment attached. Secondly, the Partnership secured a right of first refusal over six additional eco MR product tankers currently on order by our Sponsor for delivery in 2015 and 2016. Thirdly, the Partnership received approximately $173.5 million in net proceeds from a public offering earlier in the quarter, which after the approximately $60.0 million used to repurchase 5,950,610 common units from Capital Maritime,  covered a substantial portion of the funding required for the acquisition of the five vessels from   Capital Maritime in 2015. Having agreed and secured finance for these transformative transactions for the Partnership, we believe that the Partnership has entered into a new growth phase, which we expect will provide the basis for reviewing the Partnership’s annual distribution guidance with an eye toward an upward revision in the first quarter 2015, concurrent with the expected timing of the first of five agreed vessel acquisitions from Capital Maritime.”

Mr. Christodoulou concluded: “Lastly, I would like to thank Ioannis Lazaridis, who served as CEO and CFO of the General Partner for over 7 years, for his dedication and invaluable contribution to the growth of the Partnership. We count on his continued contribution to the Partnership through his participation on our board of directors and wish him the best of luck in his future endeavors.”

Conference Call and Webcast

Tomorrow, October 30, 2014 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until  November 6, 2014 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements

The statements in this press release that are not historical facts, including the expected use of proceeds from the offering of our common units, the acquisitions and vessel delivery dates of certain vessels from our Sponsor, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, demand, newbuilding deliveries and slippage, as well as market and charter rate expectations and expectations regarding our quarterly distributions, amortization payments, ability to pursue growth opportunities and grow our distributions and annual distribution guidance, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Contact Details:
Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three month periods ended September 30,		For the nine month periods ended September 30,
	2014	2013	2014	2013
Revenues	$29,156	$29,084	$90,415	$82,810
Revenues – related party	19,015	13,658	52,647	41,666
Total Revenues	48,171	42,742	143,062	124,476
Expenses:
Voyage expenses	1,226	1,371	4,862	4,253
Voyage expenses - related party	82	68	243	228
Vessel operating expenses	12,165	9,467	36,241	26,989
Vessel operating expenses - related party	3,031	4,442	10,563	12,938
General and administrative expenses	1,876	2,120	4,766	8,104
Depreciation and amortization	14,374	13,221	43,117	37,901
Operating income	15,417	12,053	43,270	34,063
Non-operating income:
Gain from bargain purchase	-	24,781	-	42,256
Gain on sale of claim	-	-	-	32,000
Total non-operating income	-	24,781	-	74,256
Other income / (expense), net:
Interest expense and finance cost	(4,903)	(3,973)	(14,360)	(11,330)
Gain on interest rate swap agreement	-	-	-	4
Other income	755	331	1, 417	531
Total other expense, net	(4,148)	(3,642)	(12,943)	(10,795)
Net income	$11,269	$33,192	$30,327	$97,524
Preferred unit holders’ interest in Partnership’s net income	2,997	4,458	11,001	14,998
General Partner’s interest in Partnership’s net income	166	575	382	1,651
Common unit holders’ interest in Partnership’s net income	8,106	28,159	18,944	80,875
Net income per:
• Common unit basic	$0.09	$0.35	$0.21	$1.11
Weighted-average units outstanding:
• Common units basic	92,186,212	78,892,067	89,738,279	71,925,843
Net income per:
• Common unit diluted	$0.09	$0.32	$0.21	$1.02
Weighted-average units outstanding:
• Common units diluted	92,186,212	101,911,889	89,738,279	94,001,263
Comprehensive income:
Partnership’s net income	11,269	33,192	30,327	97,524
Other Comprehensive income:
Unrealized gain on derivative instruments	-	-	-	462
Comprehensive income	$11,269	$33,192	$30,327	$97,986

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars, except number of units and earnings per unit)

Assets
Current assets	As of September 30,	As of December 31,
	2014	2013
Cash and cash equivalents	$161,891	$63,972
Trade accounts receivable, net	2,097	4,365
Due from related parties	-	667
Above market acquired charters	717	612
Prepayments and other assets	1,712	1,376
Inventories	3,620	2,740
Total current assets	170,037	73,732
Fixed assets
Advances for vessels under construction (1)	66,641	-
Vessels, net	1,134,294	1,176,819
Total fixed assets	1,200,935	1,176,819
Other non-current assets
Above market acquired charters	118,543	130,770
Deferred charges, net	4,318	5,451
Restricted cash	15,000	15,000
Total non-current assets	1,338,796	1,328,040
Total assets	$1,508,833	$1,401,772
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$5,400	$5,400
Trade accounts payable	8,602	7,519
Due to related parties	14,883	13,686
Accrued liabilities	5,276	5,387
Deferred revenue, current	10,803	6,936
Total current liabilities	44,964	38,928
Long-term liabilities
Long-term debt	573,865	577,915
Deferred revenue	3,363	3,503
Total long-term liabilities	577,228	581,418
Total liabilities	622,192	620,346
Commitments and contingencies
Partners’ capital (1)	886,641	781,426
Total liabilities and partners’ capital	$1,508,833	$1,401,772

(1)
Following the successful completion of the issuance and sale of 17,250,000 common units of the Partnership in September 2014, the Partnership on September 10, 2014, made an advance payment of $30.2 million to Capital Maritime in connection with the Partnership’s acquisition of the three new-build Daewoo 9,160 TEU eco-flex containerships and the two new-build Samsung eco medium range product tankers. Furthermore, the Partnership recognized in “Advances for vessels under construction” and “Partners’ capital” the fair value of the IDRs’ reset, amounting to $36.4 million, which is the difference between the agreed acquisition cost of the above five vessels of $311.5 million and the fair value of the respective five vessels.

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the nine month periods ended September 30,
	2014	2013
Cash flows from operating activities:
Net income	$30,327	$97,524
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	43,117	37,901
Gain from bargain purchase	-	(42,256)
Amortization of deferred charges	573	266
Gain on interest rate swap agreements	-	(4)
Amortization of above market acquired charters	12,122	9,091
Equity compensation expense	-	3,528
Changes in operating assets and liabilities:
Trade accounts receivable	2,268	(466)
Prepayments and other assets	(336)	(138)
Inventories	(880)	(373)
Trade accounts payable	1,065	1,357
Due from related parties	667	-
Due to related parties	1,197	(6,296)
Accrued liabilities	(173)	1,198
Deferred revenue	3,892	(2,613)
Dry-docking costs paid	(323)	(509)
Net cash provided by operating activities	93,516	98,210
Cash flows from investing activities:
Vessel acquisitions and improvements	(30,398)	(325,000)
Increase in restricted cash	-	(4,500)
Net cash used in investing activities	(30,398)	(329,500)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	173,932	195,771
Expenses paid for issuance of Partnership units	(4)	(2,569)
Repurchase and retirement of Partnership units	(60,000)	-
Proceeds from issuance of long-term debt	-	129,000
Loan issuance costs	(12)	(1,899)
Payments of long-term debt	(4,050)	(2,700)
Dividends paid	(75,065)	(63,256)
Net cash provided by financing activities	34,801	254,347
Net increase in cash and cash equivalents	97,919	23,057
Cash and cash equivalents at beginning of period	63,972	43,551
Cash and cash equivalents at end of period	$161,891	$66,608
Supplemental cash flow information
Cash paid for interest	12,404	10,632
Non-Cash Investing and Financing Activities
Difference between acquisition cost and average fair value of acquired vessels	36,416	-
Issuance costs relating to Partnership’s units included in liabilities	392	830
Capitalised and dry-docking vessel costs included in liabilities	277	900

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended September 30, 2014	For the three month period ended September 30, 2013	For the three month period ended June 30, 2014
Net income	$11,269	$33,192	$7,816
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	14,703	14,218	14,579
Deferred revenue	3,818	3,160	4,457
Gain from bargain purchase	-	(24,781)	-
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS	29,790	25,789	26,852
Class B preferred units distribution	(3,040)	(4,458)	(3,970)
ADJUSTED OPERATING SURPLUS	26,750	21,331	22,882
Increase in recommended reserves	(2,058)	(808)	(1,828)
AVAILABLE CASH	$24,692	$20,523	$21,054